Exhibit 107

CALCULATION OF REGISTRATION FEE

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price per Share	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee(1)
Equity	Common stock, par value $0.00067	457(o)	27,957,601(2)	$ 0.255	$ 7,124,028.00	0.0001102	$785.07
Equity	Common stock, par value $0.00067	457(o)	20,000,000(3)	$ 0.300	$ 6,000,000.00	0.0001102	$661.20
Total offering amounts:					$13,124,028.00		$1,446.27
Total fees previously paid:							$0.00
Net fees due:							$1,446.27

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Comprised of shares underlying warrants held by selling stockholders.
(3)	Comprised of shares underlying warrants to be issued in the future by the Registrant.